Filed by QLT Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Act of 1934

Subject Company: INSITE VISION INCORPORATED

Commission File No.: 0-22332

Date: June 8, 2015

Transformational Transactions Designed to Unlock Value at QLT June 8, 2015

2 Forward-Looking Statement Important Information For Investors And Shareholders This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this material, QLT expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a proxy statement of InSite Vision that also constitutes a preliminary prospectus of QLT. After the registration statement is declared effective InSite Vision will mail a definitive proxy statement/prospectus to stockholders of InSite Vision. This material is not a substitute for the proxy statement/prospectus or registration statement or for any other document that QLT or InSite Vision may file with the SEC and send to QLT’s and/or InSite Vision’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF QLT AND INSITE VISION ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by QLT or InSite Vision through the website maintained by the SEC at http://www.sec.gov and, in QLT's case, also on the System for Electronic Document Analysis Retrieval ("SEDAR") website maintained by the Canadian Securities Administrators at www.sedar.com. QLT stockholders may also obtain these documents, free of charge, from QLT's website at www.qltinc.com under the heading "Investors" and then under the heading "Proxy Circulars" or upon request directly to QLT to the attention of "QLT Investor Relations," 887 Great Northern Way, Suite 250, Vancouver, British Columbia, Canada, V5T 4T5. Copies of the documents filed with the SEC by InSite Vision will be available free of charge on InSite Vision’s website at www.InSiteVision.com or by contacting InSite Vision at 510-747-1220. QLT and InSite Vision and certain of their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of QLT is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015. Information about the directors and executive officers of InSite Vision is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 18, 2015. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available. Cautionary Statement regarding Forward-Looking Statements Certain statements in this presentation constitute “forward-looking statements” of QLT within the meaning of the Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws. Forward looking statements include, but are not limited to, statements concerning the proposed transaction between QLT and InSite Vision; the proposed investment in Aralez Pharmaceuticals and the subsequent distribution of Aralez Pharmaceuticals (or cash in lieu) to QLT shareholders; the issuance of convertible notes by QLT; the investment by certain co-investors in QLT and a third party commitment to offer to purchase outstanding QLT shares (collectively, the “Proposed Transactions”) including any statements regarding the expected timetable for completing the Proposed Transactions, the effect of the Proposed Transactions on QLT and the QLT stock, the potential benefits and synergies of the InSite Vision transaction; statements concerning a potential submission of a MAA with the EMA for conditional approval and the potential commencement of one or more pivotal trials for QLT091001; statements concerning the expected filing of an NDA for BromSite; statements regarding the launch of Yosprala by Aralez Pharmaceuticals; statements concerning future mergers and acquisitions and any other statements regarding QLT’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are often, but not always, made through the use of words or phrases such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “on track,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “would,” “could,” “potential,” “continue,” “ongoing,” “upside,” “increases,” and “potential” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the Proposed Transactions; the risk that a condition to closing the Proposed Transactions may not be satisfied; QLT’s ability to achieve the value creation contemplated by the Proposed Transactions; QLT’s ability to promptly, efficiently and effectively integrate InSite Vision’s operations into its own operations; the diversion of management time on the Proposed Transactions; the risk that QLT will determine it is not feasible to submit a MAA for conditional approval with the EMA based upon existing clinical data or other reasons and the impact of this outcome on QLT’s potential plans to commence a pivotal trial for QLT091001; the risk that the EMA denies any conditional approval and the MAA QLT may submit; uncertainties relating to development plans, timing and results of the clinical development and commercialization of the products and technologies of QLT, InSite Vision and Aralez Pharmaceuticals, including pivotal clinical trials; assumptions related to continued enrollment trends, efforts and success, and the associated costs of these programs; outcomes for such clinical trials may not be favorable or may be less favorable than interim/preliminary results and/or previous trials; there may be varying interpretations of data produced by one or more of such clinical trials; risks and uncertainties associated with the safety and effectiveness of the technology; the timing, expense and uncertainty associated with the regulatory approval process for products to advance through development stages; risks and uncertainties related to the scope, validity, and enforceability of intellectual property rights and the impact of patents and other intellectual property rights of third parties. Additional information concerning these and other factors can be found in QLT’s and InSite Vision’s respective filings with the SEC, including QLT’s and InSite Vision’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. QLT assumes no obligation to update any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date here.

3 Transactions’ Highlights QLT announces agreements to undertake transactions that transform the company, unlock near and long-term value for shareholders and provide multiple opportunities for liquidity for its shareholders QLT to acquire InSite Vision in an all-share transaction at an exchange ratio of 0.048, creating “New QLT” a diversified, pure-play, late-stage ophthalmic pharmaceutical company QLT to invest $45 million for 9% stake in the merged Pozen / Tribute, Aralez Pharmaceuticals plc, a new exceptionally managed, commercial-stage, Irish-domiciled, specialty pharmaceutical company QLT to issue $25 million of redeemable convertible notes to shareholders, providing them with the option of near-term liquidity or participation in the future of QLT QLT / InSite shareholders to be offered additional liquidity opportunity through the new investors’ commitment to purchase at least $15 million of outstanding QLT shares and $15 million of newly acquired Aralez Pharmaceuticals shares Transactions create significant and meaningful benefits for QLT shareholders Unlocks significant value of all of QLT’s assets, including its Retinoid Program Transforms QLT from a company with a single development asset into a more diverse, late-stage, revenue-generating ophthalmology company Retains value of Canadian domicile and Canadian NOLs Enhance potential upside from long-term investments in two attractive companies Multiple liquidity opportunities for shareholders Transactions are the culmination of a comprehensive strategic and business review process by QLT’s Board of Directors

4 New QLT at a Glance (Through QLT’s Acquisition of InSite Vision) Late stage, diversified ophthalmic pipeline focused on front of the eye and retinal indications Multiple ophthalmology clinical assets – combination of expected low risk and high upside products Portfolio includes a pivotal-trial-ready, ultra-orphan retinoid program (QLT091001) for inherited retinoid disease (IRD), cash flow generating royalty streams (AzaSite) for conjunctivitis, an NDA ready for filing (BromSite) for the treatment of inflammation and ocular pain post-cataract surgery, and a late-stage program for blepharitis (DexaSite) Proprietary drug delivery technology (DuraSite) validated by two approved products (AzaSite and Besivance) Orphan Drug and FDA Fast Track Designated, Phase 3 ready retinoid program with strong momentum Planned MAA filing for conditional approval by 1H 2016 Potential $500+ million market for an unmet medical need BromSite NDA filing week of June 8 Strong cash position/balance sheet New QLT cash balance of approximately $70 million, including new investment of $20 million – sufficient for expected development costs of the retinoid program and InSite’s lead products Favorable Canadian tax domicile and significant Canadian NOLs retained by QLT Provides significant strategic flexibility for partnering / M&A Over $140 million worth of Canadian NOLs and R&D tax credits Multiple significant news flow and potential value creation events in near and medium-term Leadership and operational teams drawn from legacy QLT and InSite Vision teams

5 Strategic Review Process

6 Legacy of Value Creation and Return of Capital 2012 2013 2014 2015 In June 2012, QLT announced the result of its 2012 Annual Meeting of Shareholders which concluded that Jason Aryeh, Stephen Sabba, Jeffrey Meckler, John Kozarich, Geoffrey Cox and John Thomas would replace six of QLT’s seven previous Board members Since joining QLT, the current Board has focused the Company on creating value and returning capital to shareholders, including a $200 million special cash dividend distributed in June 2013 In September 2012, QLT sold to Valeant all of the Company’s assets relating to Visudyne, Qcellus laser and certain other IP for an upfront payment of $112.5 million plus contingent payments In April 2013, QLT completed the sale of its punctal plug drug delivery system technology to Mati and the Board proposed a $200 million special cash distribution to shareholders that was subsequently approved by shareholders and completed in June 2013

7 Situation Overview Following the termination of the agreement and plan of merger with Auxilium Pharmaceuticals, Inc. in October 2014, the Board engaged Greenhill & Co. to act as advisor to the Company and to review its strategic and business options (the “Strategic Review”). Greenhill and the Board conducted a thorough process to manage inbound inquiries and to contact potentially interested parties to explore transactions that would maximize the value of QLT’s Retinoid Program and its cash, tax and general corporate assets. QLT and its Board and advisors strived to conclude the Strategic Review process by Q2 2015 QLT’s Board has unanimously determined that these transactions create significant near- and long-term value for the Company’s shareholders

8 Overview of Transactions

9 Maximizing the Value of All of QLT’s Assets “New QLT” (QLT’s Acquisition of InSite Vision) Convertible Note to QLT / InSIte Shareholders Creates a well-capitalized, pure play ophthalmology company with a diversified pipeline of early, mid and late stage products Approximately $70 million cash balance to fund Retinoid Program and InSite Vision’s product candidates, including $20 million new investment from experienced healthcare investors Broadfin Capital, JW Asset Management and EcoR1 Capital Equity Investment into Pozen / Tribute merger (Aralez Pharmaceuticals) Commercial-stage specialty pharmaceutical company that is Irish domiciled, NASDAQ listed, led by a proven management team and well-capitalized $75 million of equity financing, including $45 million from QLT and $30 million from co-investors led by Deerfield Management Company $75 million of convertible debt financing, plus a $200 million line of credit from Deerfield to fund future acquisitions Following QLT’s acquisition of InSite Vision and Aralez shares, QLT intends to issue $25 million of redeemable convertible notes to shareholders 2 1 3 Funding for pipeline Enhanced ophthalmic clinical experience Maintains Canadian domicile Maintains Canadian NOLs Provides shareholders with the option of near-term liquidity or participation in the future of QLT Escrow fund to secure repayment It is anticipated that the notes will be issued by way of a reduction of the paid-up capital on QLT’s common shares, structured as a potential tax-free distribution QLT Inc.

QLT’s Acquisition of InSite Vision 10 InSite Vision is a publicly listed ophthalmic pharmaceutical company focused on developing products for unmet eye problems, including ocular infection, pain and inflammation in ocular surgery and glaucoma The acquisition creates a well-capitalized, pure-play ophthalmology company with a diversified pipeline of early, mid and late stage products Sufficient funding of approximately $70 million (including new investment in QLT by experienced healthcare investors of $20 million) for the planned development of InSite’s lead pipeline assets and QLT’s oral retinoid program Enhanced ophthalmic clinical experience Attractive pipeline with multiple attractive near- and medium-term opportunities Differentiated and attractive combined assets / technology NASDAQ and TSX listed, favorable Canadian tax domicile and significant Canadian NOLs Immediate revenues from InSite’s AzaSite royalty stream Multiple near/medium-term potential value enhancing development milestones / news flow events Significant longer term revenue potential from InSite’s recent exclusive license agreement with Nicox, NDA filing to be made for BromSite opportunity for cataract surgery, and QLT’s Phase 3 ready retinoid program Significant potential upside from InSite’s early stage pipeline and technology and late stage blepharitis program targeting a large market opportunity

QLT’s Acquisition of InSite Vision 11 QLT to acquire InSite Vision in an all-share transaction at an exchange ratio of 0.048 QLT will form a new, wholly-owned subsidiary, which will merge with and into InSite Key Deal Metrics InSite valuation of $23.5 million Each share of InSite will be exchanged for 0.048 common shares of QLT Experienced healthcare investors including Broadfin Capital LLC, JW Asset Management, LLC, and EcoR1 Capital LLC to invest $20 million for 10.7 million shares Pro forma ownership split of QLT (75%), InSite and new investors (25%) “New QLT” to have a cash balance of approximately $70 million Selected conditions to closing include InSite shareholder approval FDA acceptance of the filing of the BromSite NDA Shareholder votes/transaction approvals InSite shareholder approval Closing anticipated in Q3 2015 Post-close, QLT will continue dual exchange listing on NASDAQ and TSX

Equity Investment into Aralez Pharmaceuticals and Return of Capital 12 Tribute Pharmaceuticals is a specialty pharmaceutical company with a primary focus on the acquisition, licensing, development and promotion of healthcare products in Canada and the U.S. markets Pozen is a NASDAQ-listed pharmaceutical company with royalties from two marketed products and a filed NDA for cardiovascular disease and stroke expected to be approved in Q1 2016 Combined Pozen / Tribute will form Aralez Pharmaceuticals plc, a new commercial-stage, Irish-domiciled specialty pharmaceutical company with significant growth potential and industry-leading management team Adrian Adams and Andrew Koven will lead “Aralez Pharmaceuticals” as its senior management team Adrian Adams, former CEO of companies including Auxilium (acquired by Endo), Inspire (acquired by Merck), Sepracor (acquired by Dainippon Sumitomo) and Kos (acquired by Abbott), will be CEO and board member of Aralez Pharmaceuticals Andrew Koven worked with Adrian Adams in the role of General Counsel / Chief Administrative Officer at Auxilium, Neurologix, Inspire, Sepracor and Kos and will be President and Chief Business Officer of Aralez Pharmaceuticals QLT will invest alongside blue chip healthcare investors, who in aggregate, are committing up to $350 million of equity and debt financing for Aralez Pharmaceuticals

Equity Investment into Aralez Pharmaceuticals and Return of Capital 13 The transaction creates a commercial-stage specialty pharmaceutical company with the following attributes: NASDAQ and TSX listed Irish-domiciled with an optimized tax structure Capitalized with sufficient funding expected for a successful launch of Yosprala and execution on a roll- up strategy of commercial assets Strong management team with Adrian Adams and Andrew Koven Diversified portfolio of multiple commercial products with significant growth potential Potential to access capital markets on superior terms and compete more effectively for strategic assets Additional investment from reputable healthcare co-investor group: JW Funds

Equity Investment into Aralez Pharmaceuticals and Return of Capital 14 All-share merger between Tribute and Pozen and simultaneous investment from QLT and four additional new investors Aralez Pharmaceuticals QLT and new investor equity investment of $75 million in return for common shares in Aralez Pharmaceuticals QLT’s investment is $45 million for a 9% stake in Aralez Pharmaceuticals Deerfield purchases from Aralez Pharmaceuticals $75 million of senior secured convertible debt Deerfield to provide a line of credit of up to $200 million for acquisition financing Key Deal Metrics Pro forma ownership split of Pozen (56%), Tribute (29%), QLT (9%), and new investors (6%) Investor group providing backstop for up to $15 million of QLT’s investment in Aralez Pharmaceuticals, as a result of which QLT shareholders will be able to elect to receive a portion of the distribution in cash instead of the Aralez shares, subject to proration Provides QLT shareholders with option of near-term liquidity Selected conditions to closing include Shareholder approval of Pozen and Tribute respective shareholders for the merger and the financing QLT and co-investor financing conditioned upon the closing of the transaction between Pozen and Tribute

Convertible Note to QLT / InSite Shareholders and Return of Capital 15 QLT intends to issue to QLT shareholders $25 million of redeemable notes, convertible into shares of QLT Provides the opportunity to return additional capital to shareholders who are interested in near-term liquidity Alternatively, the notes provide for future capital investment in “New QLT” Key Terms: Principal amount of up to $25 million Conversion period: 21 months starting from the 3rd month following the issuance of the notes Conversion price: 135% of the VWAP of QLT common shares for the 10 trading days following a record date to be set by QLT for the issuance of the notes QLT will establish an escrow fund of cash sufficient for payment of any notes that are not converted to QLT common shares during the conversion period It is anticipated that the notes will be issued by way of a reduction of paid-up capital on QLT’s common shares, structured as a potential tax-free distribution Additional Liquidity Opportunity and Private Placement Additional liquidity opportunity through the co-investors commitment to purchase at least $15 million worth of QLT shares within six months from signing

16 New QLT

17 Increased Liquidity Provides QLT shareholders with significant ownership stakes in two publicly traded companies that are positioned to provide future growth QLT / InSite will have a broad investor base and a more diverse combination of ophthalmology assets Aralez Pharmaceuticals will create a tax-advantaged specialty pharmaceutical company led by Adrian Adams Convertible notes provide significant near-term liquidity option to shareholders or opportunity to participate in QLT’s future Both pro forma companies are expected to be well-funded through multiple significant value-enhancing milestones Advancement of the Retinoid Program Continued commitment to the Retinoid Program New Growth Opportunities for QLT Sufficient funds to support additional growth QLT will be differentiated with an attractive combination of assets and technology Multiple near / medium-term potential value enhancing development milestones / news flow events Increased Liquidity, Advancement of Retinoid Program and New Growth Opportunities

18 Transactions’ Highlights QLT announces agreements to undertake transactions that transform the company, unlock near and long-term value for shareholders and provide multiple opportunities for liquidity for its shareholders QLT to acquire InSite Vision in an all-share transaction at an exchange ratio of 0.048, creating “New QLT” a diversified, pure-play, late-stage ophthalmic pharmaceutical company QLT to invest $45 million for 9% stake in the merged Pozen / Tribute, Aralez Pharmaceuticals plc, a new exceptionally managed, commercial-stage, Irish-domiciled, specialty pharmaceutical company QLT to issue $25 million of redeemable convertible notes to shareholders, providing them with the option of near-term liquidity or participation in the future of QLT QLT / InSite shareholders to be offered additional liquidity opportunity through the new investors’ commitment to purchase at least $15 million of outstanding QLT shares and $15 million of newly acquired Aralez Pharmaceuticals shares Transactions create significant and meaningful benefits for QLT shareholders Unlocks significant value of all of QLT’s assets, including its Retinoid Program Transforms QLT from a company with a single development asset into a more diverse, late-stage, revenue-generating ophthalmology company Retains value of Canadian domicile and Canadian NOLs Enhance potential upside from long-term investments in two attractive companies Multiple liquidity opportunities for shareholders Transactions are the culmination of a comprehensive strategic and business review process by QLT’s Board of Directors